ICON EQUIPMENT AND CORPORATE
INFRASTRUCTURE FUND FOURTEEN, L.P.
3 Park Avenue, 36th Floor
New York, New York 10016

December 19, 2014

VIA EDGAR

Mr. John Cash
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
Form 10-K for the year ended December 31, 2013
Filed March 21, 2014
File No. 0-53919

Dear Mr. Cash:

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Partnership”) hereby responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 11, 2014, with respect to the Partnership’s above-referenced Form 10-K for the year ended December 31, 2013 filed with the Commission on March 21, 2014 (the “Form 10-K”).

The Staff’s comments are set forth below in bold, followed by the Partnership’s responses to each comment.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 48

1.           In regard to your response to prior comment one in our letter dated November 14, 2014, please revise future filings to address your basis for presenting changes in restricted cash in operating cash flows.

Response:

The Partnership will include the following accounting policy in future filings to disclose its basis for presenting changes in restricted cash in operating cash flows:

Mr. John Cash
December 19, 2014

“Restricted Cash

      Cash that is restricted from use in operations is generally classified as restricted cash. Classification of changes in restricted cash within the consolidated statements of cash flows depends on the predominant source of the related cash flows. For the years ended December 31, 2013 and 2012, the predominant cash inflow into restricted cash was related to rental income receipts associated with our leasing operations. The use of this cash was restricted pursuant to a provision in the senior non-recourse long-term debt agreement. As a result, changes in restricted cash were classified within net cash provided by operating activities.”

(2) Summary of Significant Accounting Policies – Credit Quality of Notes Receivable and Finance Leases and Credit Loss Reserve, page 53

2.  We note your response to prior comment two in our letter dated November 14, 2014 and appreciate the information you provided, including the proposed revisions to future filings.  However, it continues to appear to us that asset quality issues, especially those related to finance leases, have had a material impact on your operating results but are not fully addressed in your filings.  Please revise future annual and quarterly filings to also address the following:

●	Quantify the carrying values of assets subject to non-recourse debt as of the most recent balance sheet date, including any amounts that relate to non-performing assets;

●	Provide updated non-performing asset disclosures on a quarterly basis. In this regard, it appears to us that the three finance leases, with wholly-owned subsidiaries of Geden Holdings, that you placed on non-accrual status during the period ended June 30, 2013 continue to be on non-accrual status; however, you have not updated the related disclosures or your assessment of the lack of a related credit loss reserve in quarterly filings; and

●	In regard to asset quality disclosures to be provided in MD&A, quantify and discuss the impact non-performing assets, including finance leases, had on operating results during each period presented and address the likelihood and impact reasonably possible additional losses related to those assets could have on future operating results. For example, it appears to us you should enhance your current disclosures related to finance income and rental income to quantify and discuss changes in each revenue source as a percent of the average assets invested to generate each revenue source. It also appears to us you should enhance your current disclosures related to credit loss reserves to more fully disclose and discuss the significant assumptions

Mr. John Cash
December 19, 2014

              underlying your estimates and the potential impact that changes in those assumptions could have on your operating results.

      Please provide your proposed disclosures in your response letter.

Response:

●	The Partnership will disclose in its future filings the total carrying value of assets subject to non-recourse debt as of the most recent balance sheet date, including any amounts that relate to non-performing assets, in the form as follows:

Note 7 - Non-Recouse Long-Term Debt

"As of December 31, 2013, the total carrying value of assets subject to non-recourse long term debt was $276,445,038, of which $130,731,079 was related to non-performing assets associated with Geden."

●	The Partnership will update non-performing asset disclosures on a quarterly basis, including, without limitation, the disclosure relating to the finance leases with subsidiaries of Geden Holdings Ltd., in the form as follows:

Note 4 - Net Investment in Finance Leases

“As a result of the depressed shipping market and historically low time charter rates, the subsidiaries of Geden Holdings Ltd. (collectively, “Geden”) had only partially satisfied their lease payment obligations related to the three vessels and as a result, the leases were placed on a non-accrual status during the six months ended June 30, 2013. Our Investment Manager and Geden have been negotiating amendments to the leases, which, among other things, include restructuring the payment terms. Although the amendments have not yet been executed by the parties, Geden has been making rental payments to us in accordance with the proposed restructured terms during the nine months ended September 30, 2014. In addition, our Investment Manager has assessed the collectability of the rental payments due from Geden over the terms of the proposed amended leases as well as Geden’s ability to satisfy the purchase obligation prices at the expiration of such leases. As part of this assessment, our Investment Manager also considered the expected fair value of the vessels at expiration of the proposed amended leases should the purchase obligations not be satisfied. Our Investment Manager believes that Geden will be able to satisfy its lease payment obligations during the terms of the proposed amended leases and has estimated that the future fair value of the vessels, based on estimated future charter rates, should approximate or exceed the purchase obligation prices at the expiration of the

Mr. John Cash
December 19, 2014

amended leases. As a result, our Investment Manager has concluded that no credit loss reserve was required for the three months ended September 30, 2014. However, as the proposed amendments have not yet been executed by the parties, we continue to account for the leases on a non-accrual basis. As collection of the minimum rental receivables is not in doubt, interest income was recognized on a cash basis. As of September 30, 2014, net investment in finance leases totaling $130,673,289 was related to Geden.”

●	The Partnership has considered and concluded that adding disclosure of finance income and rental income as a percentage of the average assets invested to generate such revenue within the MD&A to enhance the Partnership’s asset quality disclosures would not be useful to readers given that the Partnership’s financing receivables and non-performing assets are limited in number for each period. Rather, the Partnership will expand the current disclosure of each non-performing asset, including income recognized, if any, for each period, any significant assumptions underlying the estimates and the potential impact that changes in those assumptions could have on the Partnership’s operating results, and potential losses that the Partnership may incur to the extent such losses can be estimated.

The Partnership will enhance the asset quality disclosures in the MD&A in the form as follows:

Results of Operations for the Three Months Ended September 30, 2014 (the “2014 Quarter”) and 2013 (the “2013 Quarter”)

Financing Transactions

“As of September 30, 2014 and December 31, 2013, the net carrying value related to Geden was $130,673,289 and $130,731,079, respectively, which leases were accounted for under a non-accrual basis. No credit loss reserve was deemed necessary as of September 30, 2014 as our Investment Manager believes that Geden will be able to satisfy its lease payment and purchase obligations under the proposed amended leases. Significant assumptions underlying the estimates used in the analyses include future charter rates and future fair value of the vessels. To the extent these estimates change, a credit loss reserve may be necessary in the future1.

1 To the extent the Partnership can estimate a range of reasonable possible losses as a result of the changes in assumptions, the Partnership will include such range in its future filings.

Mr. John Cash
December 19, 2014

As of December 31, 2013, the net carrying value of our impaired loan related to Western Drilling was $4,685,175. As of September 30, 2014, the remaining loan balance of $3,805,935 was fully reserved subsequent to the application of cash proceeds from the sale of the collateral in May 2014. We continue to pursue all legal remedies to obtain payment.”

“Finance income recognized on the leases related to Geden for the 2014 Quarter and 2013 Quarter was $1,176,086 and $566,599, respectively. The leases were placed on a non-accrual status during the three months ended June 30, 2013.  This increase in finance income was due to increased cash receipts received in the 2014 Quarter when compared to the 2013 Quarter, during which periods finance income was recognized only to the extent lease payments were received.

Finance income recognized on the loan related to Western Drilling for the 2014 Quarter and 2013 Quarter was $0 and $8,931, respectively.

“The decrease in credit loss was due to a credit loss recorded for Western Drilling during the 2013 Quarter as compared to a reversal of credit loss of $11,084 during the 2014 Quarter due to additional cash proceeds received subsequent to the note receivable being fully reserved.”

Results of Operations for the Nine Months Ended September 30, 2014 (the “2014 Period”) and 2013 (the “2013 Period”)

Financing Transactions

“As of September 30, 2014 and December 31, 2013, the net carrying value related to Geden was $130,673,289 and $130,731,079, respectively, which leases were accounted for under a non-accrual basis. No credit loss reserve was deemed necessary as of September 30, 2014 as our Investment Manager believes that Geden will be able to satisfy its lease payment and purchase obligations under the proposed amended leases. Significant assumptions underlying the estimates used in the analyses include future charter rates and future fair value of the vessels. To the extent these estimates change, a credit loss reserve may be necessary in the future1.

As of December 31, 2013, the net carrying value of our impaired loan related to Western Drilling was $4,685,175. As of September 30, 2014, the remaining loan balance of $3,805,935 was fully reserved subsequent to the application of cash proceeds from the sale of the collateral in May 2014. We continue to pursue all legal remedies to obtain payment.”

Mr. John Cash
December 19, 2014

“Finance income recognized on the leases related to Geden for the 2014 Period and 2013 Period was $3,491,458 and $6,143,635, respectively.  This decrease in finance income was due to the leases being placed on a non-accrual status during the three months ended June 30, 2013 and subsequently, finance income was recognized only to the extent lease payments were received.

Finance income recognized on the loan related to Western Drilling for the 2014 Period and 2013 Period was $0 and $634,368, respectively. This decrease was due to the impaired loan being placed on a non-accrual status during the three months ended September 30, 2013 and subsequently, no finance income has been recognized.”

In its Quarterly Report on Form 10-Q for the three months ended September 30, 2014 (the “Form 10-Q”), the Partnership disclosed the receipt of additional cash proceeds of $11,084 subsequent to the sale of the collateral in May 2014 and subsequent to the notes receivable being fully reserved, which resulted in a reversal of the credit loss. As Western Drilling has been fully reserved, the Partnership believes that this disclosure is sufficient as the reversal of the credit loss was based on the receipt of additional cash proceeds. Also in the Form 10-Q, the Partnership disclosed a credit loss of $862,131 for the nine months ended September 30, 2014 related to the shortfall of the Western Drilling loan balance not covered by cash proceeds from the sale of the collateral. The Partnership believes that this disclosure is sufficient as the credit loss recorded is based on hindsight information prior to the filing of the Form 10-Q. However, the Partnership will include in its future filings significant assumptions underlying the estimates and the potential impact that changes in such assumptions could have on the Partnership’s operating results, to the extent applicable.

If you have any questions, please feel free to call me at (646) 845-2573 or Blake E. Estes, Senior Managing Director and Counsel of ICON Capital, LLC at (646) 845-2516.

Sincerely, ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.
By: ICON GP 14, LLC, its General Partner /s/ Christine H. Yap Christine H. Yap Principal Financial and Accounting Officer

cc:	Blake E. Estes, ICON Capital, LLC